Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited consolidated financial statements for the three-month period ended September 30, 2012 and the related notes, which are prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as well as the audited consolidated financial statements for the year ended June 30, 2012, including the notes thereto, prepared in accordance with IFRS, and the annual fiscal 2012 MD&A. This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month period ended September 30, 2012 as compared to the three-month period ended September 30, 2011. This review was performed by management with information available as of November 2, 2012.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2013 and beyond; the ability of the Company’s business model to maximize shareholder returns; the potential for ELND005 to slow the progression of Alzheimer’s disease and improve symptoms; the potential for ELND005 to be an adjunctive maintenance treatment in patients with Bipolar Disorder; the timing and manner of future clinical development of ELND005 performed by Elan Pharma International Limited (“Elan”); the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease; the demand for a product that can reduce the emergence of neuropsychiatric symptoms like depression, anxiety and agitation in Alzheimer’s disease; the demand for a product that can reduce the occurrence of mood episodes in patients with Bipolar Disorder; the potential clinical benefit of ELND005 in the treatment of bipolar disorder or other disease indications; the potential clinical benefit of the anti-inflammatory compounds TT-301 and TT-302; the intention of the Company to seek a partnership for the development of TT-301 and TT-302; the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”) and their potential benefit in type 2 diabetes patients; the engagement of third party manufacturers to produce the Company’s drug substances and products; the intention of the Company to make collaborative arrangements for the marketing and distribution of its products and the impact of human capital on the growth and success of the Company.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 for the treatment of Alzheimer’s disease and Bipolar Disorder. Transition has also in-licensed a series of compounds (TT-401/402) from Lilly in the area of diabetes. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications. TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) traumatic brain injury (“TBI”) and neuropathic pain.

During the three month period ended September 30, 2012 and up to the date of this MD&A, the Company announced the following:

ELND005:

•	On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11million from Elan.

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STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005. Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches. On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005. As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the original terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. During the three-month period ended December 31, 2010, the Company recorded $8,951,400 (US$9,000,000) as revenue relating to the modification of the Agreement. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan. The Company has recognized $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

On August 29, 2012, Transition’s licensing partner Elan announced dosing of the first patient in a Phase 2 trial of ELND005 in Bipolar 1 Disorder. Under the terms of the amended agreement, Transition received the US$11million payment that was due upon the commencement of the next ELND005 clinical trial. The payment was received on October 1, 2012 and was recognized as licensing fees during the three-month period ended September 30, 2012.

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Eli Lilly and Company

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company’s technologies are as follows:

ELND005 for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current U.S. Food and Drug Administration (“FDA”) approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

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In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005. Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005. Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 in healthy volunteers. Approximately 110 subjects have been exposed to ELND005 in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies. ELND005 was safe and well-tolerated at all doses and dosing regimens examined. There were no severe or serious adverse events observed. ELND005 was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005. The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009. The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005. The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally. Preclinical data also were presented showing that ELND005 administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain. These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily). The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups. The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses. A direct relationship between ELND005 and these deaths has not been established. The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

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On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005. The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 into Phase III studies.

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 clinical trial. As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 should the drug receive the necessary regulatory approvals for commercialization. As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 and has relinquished its 30% ownership of ELND005 to Elan.

On September 27, 2011, Transition announced that Phase II clinical study data of ELND005 in mild to moderate Alzheimer’s disease has been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase II randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 Phase II data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant. In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study). The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favorable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations. The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months. The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment. The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes. The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively. The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

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In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc). Whole brain volume treatment differences were not significant.

On November 29, 2011, Elan provided an update on the development of ELND005. Elan reported that Lonza Group AG has been contracted to supply future active pharmaceutical ingredient. In addition, four oral presentations were presented at the 4th Annual Conference on Clinical Trials on Alzheimer’s Disease (“CTAD”) focusing on ELND005 treatment effects at earlier stages of AD and the use of validated “composite” cognitive endpoints. Elan also noted that ELND005’s role in reducing neuropsychiatric symptoms in AD was highlighted at the CTAD meeting, and that ELND005 may have applications in additional psychiatric indications such as bipolar disorder.

ELND005 for Bipolar Disorder

Bipolar I Disorder is a severe form of Bipolar Disorder, also commonly known as manic depressive illness. It is a psychiatric disorder characterized by excessive swings in a person’s mood and energy affecting their ability to function. Bipolar Disorder is a lifetime recurrent disorder with cycles of dramatic mood swings of highs and lows, often with periods of normal moods in between. The periods of highs and lows are called episodes of mania and depression. Bipolar Disorder is also associated with increased cardiovascular morbidity and suicide risk. The U.S. and European Union population of Bipolar Disorder patients is estimated at approximately 3.5 million.

On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11million from Elan on October 1, 2012.

Expenditures for the ELND005 Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005. Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005. Accordingly Transition did not incur any expenditures relating to the program during the year ended September 30, 2012.

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TT-401 / TT-402

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin. Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life. There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose. To survive, people with type 1 diabetes must have insulin delivered by injection or pump. Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly. As the need for insulin increases, the pancreas gradually loses its ability to produce it. Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy. Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes. Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced in clinical development. On December 12, 2011, the Company announced that the first patient was dosed in a Phase I clinical study. TT-401 is a once-weekly administered peptide being studied for its potential to lower blood glucose levels in patients with type 2 diabetes and accompanying obesity.

On June 18, 2012, Transition announced the results of the Phase I clinical study of type 2 diabetes drug candidate, TT-401. The Phase 1, double-blind, placebo-controlled randomized study enrolled 48 non-diabetic obese subjects in six cohorts evaluating six escalating subcutaneous single doses of TT-401. TT-401 demonstrated an acceptable safety and tolerability profile in non-diabetic obese subjects in the study. TT-401 exhibited the expected pharmacological effect on glucose and pharmacodynamic biomarkers at doses that were safe and tolerable. The pharmacokinetic profile, assessed over 28 days, demonstrated a half-life consistent with once-weekly dosing. As the study results met expectations, Transition and its development partner Lilly jointly decided that the next development step will be a multiple ascending dose study of TT-401 in obese subjects with type 2 diabetes. This study commenced during the three month period ended September 30, 2012.

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Expenditures for the TT-401/402 Program

During the three month period ended September 30, 2012 and 2011, the Company incurred direct research and development costs for this program as follows:

TT-401/402 Program (1)	Three-month period ended September 30, 2012	Three-month period ended September 30, 2011
Pre-clinical studies	$253,149	$314,888
Clinical studies	713,738	-
Manufacturing	80,106	319,159
Other direct research	49,373	13,220
TOTAL	$1,096,366	$647,267

Note (1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood-brain-barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, Traumatic Brain Injury (“TBI”), Intracerebral Hemorrhage (“ICH”), and others.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

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Transition has completed a Phase I clinical study of intravenously administered TT-301. The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of TT-301.

Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis. The Company has also performed additional preclinical studies demonstrating the potential therapeutic application of TT-301 and TT-302 in the treatment of neuropathic pain. Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the three month period ended September 30, 2012 and 2011, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program (1)	Three-month period ended September 30, 2012	Three-month period ended September 30, 2011
Pre-clinical studies	$-	$215,022
Clinical studies	19,079	131,573
Manufacturing	-	149,802
Other direct research	4,559	10,890
TOTAL	$23,638	$507,287

Note(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

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The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stages of development of the Company’s technologies are illustrated below:

RESULTS OF OPERATIONS

For the three month period ended September 30, 2012, the Company recorded net income of $7,736,046 ($0.29 income per common share) compared to a net loss of $2,870,757 ($0.12 loss per common share) for the three month period ended September 30, 2011.

The Company has recognized $10,815,200 (US$11,000,000) as revenue during the three-month period ended September 30, 2012 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial. In light of this, the Company reported a decrease in net loss of $10,606,803 for the three-month period ended September 30, 2012 compared to the three month comparative period ended September 30, 2011. The decrease in net loss is also attributed to decreases in general and administrative expenses, research and development expenses and a loss on the disposal of property and equipment during the three-month period ended September 30, 2011, which has been offset by an increase in the foreign exchange loss recognized in the quarter.

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Revenue

Revenue is $10,815,200 (US$11,000,000) in the three month period ended September 30, 2012 compared to nil in the three month period ended September 30, 2011.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company has recognized $10,815,200 (US$11,000,000) as revenue during the three-month period ended September 30, 2012 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial. The payment from Elan was received on October 1, 2012.

Research and Development

Research and development expenses decreased to $2,054,546 for the three month period ended September 30, 2012 from $2,253,724 for the three month period ended September 30, 2011. The decrease of $199,178 or 9% is primarily due to decreases in clinical development costs related to TT-301/302 and salaries and related costs associated with headcount reductions. The decrease is largely offset by increased clinical development costs related to TT-401/402.

The Company anticipates that research and development expenses will remain relatively consistent in the second quarter of fiscal 2013 as the Company continues to advance the development of TT-401/402.

General and Administrative

General and administrative expenses decreased to $816,902 for the three month period ended September 30, 2012 from $1,090,046 for the comparative period ended September 30, 2011. The decrease of $273,144 or 25% is due to decreases in legal consulting fees, facility lease costs, and investor relation and business development expenses, as well as decreased salaries and related costs resulting from headcount reductions.

The Company anticipates that general and administrative expenses will remain relatively consistent in the second quarter of fiscal 2013.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2012.

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	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2013
Revenue	$10,815,200
Net income (loss) (1)	$7,736,046
Basic and diluted net income (loss) per common share	$0.29
2012
Revenue	$-	$-	$-	$-
Net income (loss) (1)	$(2,870,757)	$(3,790,421)	$(3,072,112)	$(2,536,555)
Basic and diluted net income (loss) per common share	$(0.12)	$(0.15)	$(0.11)	$(0.10)
2011
Revenue		$9,400,485	$-	$-
Net income (loss) (1)		$5,195,827	$(3,219,529)	$(4,131,394)
Basic and diluted net income (loss) per common share		$0.22	$(0.14)	$(0.18)

(1) Net income (loss) before discontinued operations and extraordinary items was equivalent to the net income (loss) for such periods.
(2) The quarterly information presented for fiscal 2011 has been restated to reflect the adoption of IFRS.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, and NeuroMedix, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan agreement, interest income and corporate development costs.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results can differ from those estimates. We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents. The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years. Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset. The Company re-evaluates the useful life when there has been a change in these factors. The Company assesses its intangible assets for recoverability whenever indicators of impairment exist. When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

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Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)	Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103). The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products. An increase of 10% applied to the probability assumptions would increase the contingent consideration payable by $258,000. Conversely a decrease of 10% applied to the probability assumptions would decrease the contingent consideration payable by $258,000;

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital. An increase of 5% to the discount rate would decrease the contingent consideration payable by $211,913. Conversely, a decrease of 5% to the discount rate would increase the contingent consideration payable by $235,888.

Valuation Allowance for Deferred Income Tax Assets

The Company has not recognized certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses. The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income. The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes. However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model. The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future. If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

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Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

ACCOUNTING CHANGES

There were no changes in accounting policies during the three month period ended September 30, 2012.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no substantive changes in the Company’s internal controls over financial reporting that have occurred during the most recent interim period beginning July 1, 2012 and ending September 30, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees. The Company has incurred a cumulative deficit to September 30, 2012 of $141,620,167. Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments and revenues and reimbursements from partners.

The Company’s cash, cash equivalents and short term investments were $16,323,440 at September 30, 2012 as compared to $19,012,345 at June 30, 2012. The decrease of $2,688,905 was primarily due to the operating expenditures incurred during the three month ended September 30, 2012.

The Company’s working capital position at September 30, 2012 was $24,659,193, as compared to $16,113,952 at June 30, 2012. The increase in the Company’s working capital position is due to the US$11million receivable from Elan due to their commencement of the next ELND005 clinical trial in Bipolar Disorder, in August 2012. The increase is partially offset by expenditures incurred during the three month period ended September 30, 2012. The Company received the US$11 million milestone payment on October 1, 2012.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial Instruments

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, due from Elan Pharma International Limited, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

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The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in U.S. dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets. The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

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	Less than 1 Year	1- 3 Years	4 – 5 Years	After 5 Years	Total
Operating leases	$125,494	$290,429	$-	$-	$415,923
Collaboration agreements	3,933	-	-	-	3,933
Clinical and toxicity study agreements	1,750,720	-	-	-	1,750,720
Manufacturing agreements	615,105	-	-	-	615,105
Contingent Consideration Payable	2,847,759	8,068,760	-	-	10,916,519
Other	17,722	-	-	-	17,722
TOTAL	$5,360,733	$8,359,189	$-	$-	$13,719,922

RELATED PARTY TRANSACTIONS

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation. Total fees and disbursements charged by P&S during the three month period ended September 30, 2011 were $72,523 and are included in general and administrative expenses. The balance owing at September 30, 2011 is nil. This agreement was terminated effective October 31, 2011.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at November 2, 2012, the Company has 26,921,302 common shares outstanding.

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Stock Options

As at November 2, 2012 the Company has 1,949,919 stock options outstanding with exercise prices ranging from $2.09 to $15.48 and various expiry dates extending to June 30, 2022. At November 2, 2012, on an if-converted basis, these stock options would result in the issuance of 1,949,919 common shares at an aggregate exercise price of $7,991,811.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.

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